Writer's Direct Dial: (212) 225-2372
E-Mail: jgiraldez@cgsh.com

April 18, 2007

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Distribution and Marketing Company of the North, Inc. Amendment No. 1 to Form F-1 Filed April 10, 2007 Registration Statement on Form F-1 Filed April 4, 2007 (File No. 333-141894)

Dear Mr. Owings:

On behalf of Distribution and Marketing Company of the North, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 13, 2007 related to the above-referenced Registration Statement (the “Registration Statement”). The Company intends to file an amendment (Amendment No. 2) to the Registration Statement reflecting the Staff’s comments and the corresponding revisions to the Registration Statement, which we have also indicated below.

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Dilution, page 34

1.

Please revise your table to illustrate the dilution on a per share basis. If you choose to also present dilution per ADS, such disclosure should be a supplement to the disclosure required by Item 9.E. of Form 20-F. In this regard, please also disclose the estimated initial public offering price per common share based on the $17 midpoint per ADS with each ADS representing 20 Class B common shares.

In response to the Staff’s comment, the Company has revised the “Dilution” section of the Registration Statement to include per share dilution information. Attached please find a marked copy of the “Dilution” section of the Registration Statement to reflect these changes.

Legal proceedings, page 104

2.	We note that you are a party to several claims involving the Employee Stock Participation Program. Please discuss the details of these claims under this section.

The Company respectfully advises the Staff that none of the claims involving the Employee Stock Participation Program are material to the Company, nor would have a material adverse impact on the Company, individually or in the aggregate. The Employee Stock Participation Program was established by the Argentine government at the time of the Company’s privatization, and the Company did not participate in its creation, nor has it participated in its subsequent management. The Company has not been a party to the majority of claims involving the Employee Stock Participation Program, which involve the Argentine government directly and Banco Nación, as Trustee for the Employee Stock Participation Program.

* * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me or my colleague, Matthew Stitzer, at (212) 225-2000.

Sincerely,

Juan G. Giráldez, Esq.

Enclosure

cc:	Ms. Celia Winter
(Acting Freedom of Information Act Officer, Room 2307)

Mr. Michael Coco

Mr. Kurt Murao

Ms. Peggy Kim

Ms. Donna Di Silvio

(SEC)

Mr. Rogelio Pagano

(Chief Financial Officer, Empresa Distribuidora y Comercializadora Norte (Edenor) S.A.)

Mr. Nicholas Kronfeld

(Davis Polk & Wardwell)

Mr. Jack Azose

(Deloitte & Touche LLP)

Mr. Daniel Recanatini

(Deloitte & Co. S.R.L.)

Dilution

At December 31, 2006, we had a net tangible book value of Ps. 2.01 per common share or U.S.$13.13 per ADS. Net tangible book value per share or ADS represents the amount of our total tangible assets less total liabilities, divided by 831,610,200, the total number of our common shares outstanding at December 31, 2006 or 41,580,510, the total number of ADSs that would represent such total number of common shares based on a share-to-ADS ratio of 20. After giving effect to the sale of the 3,742,245 ADSs offered by us in this offering and, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at December 31, 2006 would have been approximately Ps.1.85 billion, representing Ps.2.04 per common share or U.S.$13.32 per ADS. At the assumed initial public offering price of U.S.$17 per ADS, or U.S.$0.85 per share, which is the midpoint of the price range per ADS set forth on the cover page of this prospectus, this represents an immediate increase in net tangible book value of Ps.0.03 per common share or U.S.$0.19 per ADS to existing shareholders and an immediate dilution in net tangible book value of Ps.0.56 per common share (U.S.$0.18) or U.S.$3.68 per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution of U.S.$0.18 per common share to purchasers of ADSs in this offering:

Assumed initial public offering price per ~~ADS~~share	U.S.$~~17.00~~ 0.85
Net tangible book value per ~~ADS~~share at December 31, 2006	~~13.13~~0.66
Increase in net tangible book value per ~~ADS~~share attributable to new investors	~~0.19~~0.01
Pro forma net tangible book value per ~~ADS~~share after this offering	~~13.32~~0.67
Dilution per ~~ADS~~share to new investors(1)	U.S.$~~3.68~~0.18

___________________

(1) Each ADS represents 20 Class B common shares. Accordingly, the dilution per ADS to purchasers of ADSs in this offering will be U.S $.3.68. A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$17 per ADS would increase (decrease) our pro forma net tangible book value by U.S.$3.6 million, the pro forma net tangible book value per ADS after this offering by U.S.$0.08 and the dilution per ADS to new investors by U.S.$0.92, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.